Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

CVS Health Corporation

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Vancity Investment Management Ltd. and Trillium Asset Management, along with co-filer Portico Benefit Services, are writing to urge CVS Health’s shareholders to VOTE FOR ITEM 7 (paid sick leave for all employees) at the company’s 2022 AGM.1 The resolved clause states:

Resolved: Shareholders of CVS ask the company to adopt and publicly disclose a policy that all employees, part- and full-time, accrue some amount of PSL that can be used after working at CVS for a reasonable probationary period. This policy should not expire after a set time or depend upon the existence of a global pandemic.

For the following reasons, we believe CVS should implement paid sick leave to all of its workers:

•	Access to paid sick leave (PSL) for all workers is critical to prevent the spread of disease and to keep workers and customers safe

•	A lack of PSL contributes to racial, gender, and economic injustice

•	PSL decreases turnover and increases productivity, leading to cost savings

•	CVS could face reputational risk and regulatory pressure as a health company without PSL for all employees

ACCESS TO PAID SICK LEAVE (PSL) FOR ALL WORKERS IS CRITICAL TO PREVENT THE SPREAD OF DISEASE AND TO KEEP WORKERS AND CUSTOMERS SAFE

PSL prevents the spread of disease. In the US, the temporary PSL implemented resulted in an estimated 50% reduction in the number of new COVID-19 cases per day.2 While this is a positive number, the need for PSL exists outside the global pandemic. In its statement of opposition, CVS’s board outlines their benefits package, but does not make clear who is eligible for those benefits. Full time CVS colleagues have always had access to PSL. After more than 1,700 employees petitioned for PSL and other safety measures, CVS announced in March 2020 that full-time employees have access to PSL, and extended a meager 24 hours of PSL to part-time employees for the duration of the COVID-19 pandemic.3 This was then cut to zero at the height of the Omicron wave.

A PSL policy allows employees to not have to choose between wages and their health. Supporting workers and enabling them to stay home during infectious periods of a cold or flu enhances worker, customer, and community safety. CVS is a health store that many people rely on for essential medication and products, and as such, the stores are likely to see a higher number of older, immunocompromised, and vulnerable people.

_____________________________

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

2 https://covid19-sciencetable.ca/sciencebrief/benefits-of-paid-sick-leave-during-the-covid-19-pandemic/

3 https://cvshealth.com/news-and-insights/press-releases/cvs-health-to-provide-bonuses-add-benefits-and-hire-50000-in; https://www.businessinsider.com/coronavirus-cvs-updates-policies-after-workers-petition-for-sick-leave-2020-3

A LACK OF PSL CONTRIBUTES TO RACIAL, GENDER, AND ECONOMIC INJUSTICE

The global pandemic highlighted that access to paid sick leave (PSL) is critical to prevent the spread of disease as well as to keep workers and customers safe. Despite this, over three quarters of the lowest earning 10% of Americans do not have access to PSL.4 Furthermore, nearly half of all Black workers and 36% of Latinx workers reported having no paid time away from work of any kind.5 During the pandemic, essential and frontline workers experienced disproportionately higher rates of illness, and low-wage Black, Latinx, and Native American frontline workers experienced higher rates of infection and mortality.6 These statistics highlight that PSL is not just a public safety measure, but a matter of equity and racial justice in the United States.

Additionally, CVS has very high representation of women in its workforce, at over 70% in 2021.7 Two thirds of all family caregivers are female and frequently face difficult decisions surrounding losing out on critical wages, or taking care of themselves or loved ones to prevent further illness. This makes PSL a matter of the gender gap, diversity, and support for working mothers and caregivers.8

Exacerbating this, there are currently no federal legal requirements for paid sick leave in the US, meaning the onus is on companies to implement these programs.

PSL DECREASES TURNOVER AND INCREASES PRODUCTIVITY, LEADING TO COST SAVINGS

PSL is not just the right thing to do for employees, it is also the prudent thing to do. Businesses that have implemented PSL have seen cost savings from:

o	increased workplace stability – replacing workers costs an average of 20% of an employee’s annual compensation.[9] An absence of PSL may negatively impact worker sentiment and lead to a high turnover rate. In its most recent 10-K, CVS peer Rite Aid cited “continued shortages of pharmacists, pharmacy technicians, and other employee turnover” as a potential risk factor.[10] Comprehensive benefits that include paid sick leave for all workers could help CVS compete for retail workers during the “Great Resignation.”

o	increased productivity – a phenomenon known as “presenteeism” is avoided through paid sick leave. Presenteeism is the lost productivity from employees not being fully present or functional at work.[11] This costs the US economy an estimated $234 billion annually (adjusted for inflation as of October 2020), higher than the cost of absenteeism.[12] These costs are due to lowered productivity and increased mistakes.[13]

_____________________________

4 https://www.wsj.com/articles/companies-expand-paid-sick-time-leave-11632413861

5 https://www.bls.gov/news.release/leave.t01.htm

6 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7685333/

7 CVS 2021 10K, p 16 https://s2.q4cdn.com/447711729/files/doc_financials/2021/ar/CVS2021_Annual-Report.pdf

8 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/working-women-need-paid-sick-days.pdf

9 https://www.americanprogress.org/article/there-are-significant-business-costs-to-replacing-employees/

10 https://investors.riteaid.com/financials/sec-filings/sec-filings-details/default.aspx?FilingId=15750118

11 https://www.investopedia.com/terms/p/presenteeism.asp#:~:text=Presenteeism%20refers%20to%20the%20lost,make%20mistakes%20on%20the%20job.

12 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

13 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

Furthermore, the vast majority of companies that have implemented this policy have seen no impact on their bottom line at minimum or in some cases, have even experienced growth.14

Beyond company financials, there are significant benefits to society. PSL leads to lower health care costs for employees – people without access to PSL are far more likely to seek emergency room care and have to deal with higher medical costs for themselves and dependents. Employees in the US without PSL are two times more likely to need to visit the emergency room as they cannot take time off work to seek preventative care.15 The workers at CVS with the lowest annual income are those most likely to incur higher medical costs. This is a problem that can be addressed with a PSL policy for all employees.

CVS COULD FACE REPUTATIONAL RISK AND REGULATORY PRESSURE AS A HEALTH COMPANY WITHOUT PSL FOR ALL EMPLOYEES

Proactively establishing PSL for all employees would help prepare CVS for potential regulation. 37 jurisdictions, including 14 states, have adopted PSL laws since 2006.16

Although CVS’s board maintains in its opposition statement that its existing benefits are competitive, implementing PSL for all employees exclusively during a pandemic is an inefficient, reactionary approach. Illness does not exclusively occur during these times. CVS touts its benefits, including PSL, for fulltime employees. However, almost one third of all employees are part-time17 and therefore ineligible for the benefits highlighted in the statement of opposition. Not providing permanent PSL to a significant portion of the workforce facilitates the spread of illness and disease, including future pandemics, and could pose reputational risk, particularly for a brand associated with healthcare.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

_____________________________

14 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

15 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/paid-sick-days-good-for-business-and-workers.pdf

16 https://www.nationalpartnership.org/our-work/resources/economic-justice/paid-sick-days/current-paid-sick-days-laws.pdf

17 CVS 2021 10K, p 15 https://s2.q4cdn.com/447711729/files/doc_financials/2021/ar/CVS2021_Annual-Report.pdf